AMERICAN FINANCIAL GROUP, INC.
One East Fourth Street
Cincinnati, Ohio 45202

August 1, 2006

Via Edgar and Facsimile

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Jim B. Rosenberg Senior Assistant Chief Accountant

Dear Mr. Rosenberg:

RE:	American Financial Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2005

        We have received the Commission’s letter dated July 27, 2006 containing comments to to our Form 10-K for the fiscal year ended December 31, 2005. The Commission’s letter requested that we respond to the comments in the letter within 10 days or tell the Commission when we would provide a response.

        As discussed via telephone with Mr. Rosenberg this morning, we will respond to the comments contained in the Commission’s July 27, 2006 letter by no later than August 31, 2006.

        If you have any questions, please feel free to contact me.

Very truly yours, AMERICAN FINANCIAL GROUP, INC. BY: /s/James C. Kennedy —————————————— James C. Kennedy Vice President and Deputy General Counsel